SUB-ITEM 77C







Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Western Asset Municipal Partners Fund Inc. was held on April 1, 2016, for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the meeting:


Election of directors


			Common Shares		Common Shares
			and Preferred		and Preferred
			Shares			Shares					Preferred
			(together, as a	(together, as a	Preferred	Shares
			single class)		single class)		Shares		Votes
Nominees		Votes For		Votes Withheld		Votes For	Withheld
Robert D. Agdern	8,553,968		396,499			0		0
William R. Hutchinson	8,577,677		372,790			0		0
Eileen A. Kamerick	8,572,148		378,319			0		0
Jane Trust		0			0			1,649		7

At May 31, 2016, in addition to Robert D. Agdern, William R. Hutchinson, Eileen A. Kamerick and Jane Trust, the other Directors of the Fund were as follows:


Carol L. Colman
Daniel P. Cronin
Paolo M. Cucchi
Leslie H. Gelb
Riordan Roett